January 13, 2015

Ms. Jennifer Thompson

Mr. Yong Kim

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 Qunar Cayman Islands Limited

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 29, 2014

File No. 1-36144

Dear Ms. Jennifer Thompson and Mr. Yong Kim,

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated December 31, 2014 with respect to the Form 20-F for the fiscal year ended December 31, 2013 of Qunar Cayman Islands Limited (the “Company”), which was filed on April 29, 2014 (the “2013 20-F”). For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff comments.

Form 20-F for fiscal year ended December 31, 2013

Item 4.B. Business Overview, page 43

Our Users, page 44

1.                                      We note your presentation of operating metrics for the number of web users, active web users, mobile users, and active mobile users. While we do not object to your presentation of these metrics to assist investors in understanding the traffic to your website and mobile platform, we believe your presentation of these metrics should include an explanation of the relationship between these metrics and your results and should describe the limitations of these operating metrics. In this regard, we note that the vast majority of your revenue is generated from pay-for-performance (P4P) services, and we assume some users may access your website or mobile platform and run queries without making qualified clicks or purchases that generate revenue for you. Therefore, the number of users or active users who access your platforms does not appear to directly relate to the amount of revenue you generate, and discussion of the conversion rate of users into qualified clicks or purchases appears necessary to provide a balanced picture of how this metric relates to your results. Please revise future filings to provide these disclosures or to cross-reference to other locations in your filing where these disclosures are provided.

Response: The Company respectfully advises the Staff that like most other Internet companies in China and worldwide, the number of users or active users who access our websites or mobile platforms is an important operating metrics for investors to understand the Company’s business scale and evaluate its monetization potentials. The Company believes that the existing disclosures with respect to its users are consistent with relevant disclosures of similar companies adopting P4P business model, including Google Inc. (Nasdaq: GOOG), Baidu Inc. (Nasdaq: BIDU) and Kayak Software Corp (Nasdaq: KYAK). To the Company’s knowledge, none of these peer companies have disclosed in their SEC filings the conversion rate of their number of users into the number of qualified clicks or purchases, which disclosure the Company believe will reveal the pricing if together read with the revenue generated, and would impair such company’s competitive position in the market.

The Company further respectfully advises the Staff that the Company’s business and operations have evolved in the past year. The Company’s SaaS system has significantly expanded, which covers all products and services offered on its mobile platform, and has become increasingly dominant in the provision of service to its users. As a result, the Company has completed the vast majority transactions on its own platform, rather than direct the users to its customers’ websites, and is able to set its CPC and CPS pricing based on the information collected from these transactions so as to enable the Company’s customers to evaluate effectiveness of marketing channels. In the meantime, more accurate data collection and transaction estimation are made possible through the Company’s SaaS system. The two new metrics that the Company started to use for measuring its P4P services in late 2013 and disclosed on page 75, Total Estimated Flight Ticket, or TEFT, and Total Estimated Hotel Room-night volume, or TEHR, are essentially benchmarked against SaaS by using volumes sold on SaaS to estimate total volume that the Company sold, assuming the conversion rate for clicks into purchases on its SaaS system is the same as the overall conversion rate. As such, the Company has been using new operating metrics of “revenue per flight” and “revenue per hotel room night” as its new key operating metrics, for measuring its operational performance and started to discuss and analyze these metrics in its releases of quarterly financial results in the Form 6-K filed on May 19, August 25 and December 3 of 2014. The Company also plans to disclose such operating metrics in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014.

Similarly, we note the paragraph at the top of page 45 addresses the relationship between website user traffic and your expenses; a balanced discussion of the relationship between user traffic and your results should address both revenue and expenses, and it should address both website traffic and mobile traffic.

Response: The Company respectfully advises the Staff that, mobile has become a significant portion of the Company’s business. Unlike website user traffic, the vast majority of its mobile user traffic were generated through our mobile applications as it disclosed under the Section “Our Mobile Platform” on page 48. As a result, the Company did not directly pay for mobile traffic but instead, incur other marketing expense to promote its mobile application downloads and activations. The Company plans to provide analysis of mobile traffic and related online market expenses in the annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014.

The Company further respectfully advises the Staff that the paragraph at the top of page 45 addresses its traffic acquisition expenses, which is part of sales and marketing expenses, on the website. A portion of the Company’s website traffic incurs such expense while the others does not incur expense, depending on the way that the Company’s users reach its websites. However, all web traffic, regardless of paid or free, would generate qualified clicks, as discussed in the section “Pay-for-performance services” on page 50 and, as a result, contribute to the Company’s revenue.

2.                                      We note your presentation of operating metrics for the number of air ticket and hotel search queries. Please also apply the comment above to these metrics, as applicable.

Response: The Company respectfully advises the Staff that, compared to user metrics presented in comment No. 1 above, it believes that query metrics are more directly related to revenue because a user need to first enter queries and then proceed with qualified clicks or purchases. Therefore, the Company disclosed such operating metrics and related analysis for investors to better understand its P4P business, though it believes that the existing disclosures with respect to the number of search queries are more robust than the disclosures of similar companies adopting P4P business model, including Google Inc. (GOOG), Baidu Inc. (BIDU) and Kayak Software Corp (KYAK). In addition, the disclosure of a similar conversion rate will also result in the revelation of sensitive pricing information which the Company would like to keep in confidence.

In the annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014, the Company plans to disclose and analyze its new operating metrics of

“revenue per flight” and “revenue per hotel room night”, as well as TEFT and TEHR, instead of the number of search queries.

Item 5.A. Operating Results, page 74

Revenues, page 74

3.                                      We note that your discussion of P4P services revenue here and on page 85 focuses on the number of queries and the amount of revenue per thousand queries. We understand that you generate P4P services revenue when a user clicks on a qualified listing in your search results (CPC) or clicks on a qualified listing and subsequently purchases the air ticket or hotel room (CPS). If our understanding is incorrect that qualified clicks or purchases are the actions that generate revenue, as opposed to the queries themselves, please explain this matter to us in more detail. Alternatively, if our understanding is correct, please tell us why your analysis of P4P services revenue focuses on queries rather than the number of clicks or purchases and the average revenue per thousand clicks or purchases.

Response: The Company respectfully advises the Staff that, as stated in response to Comment 2 above, the query metrics are already more directly to the revenue than other operating metrics which peer companies adopting P4P business model have disclosed. The Company believes that the existing disclosure and relevant analysis is sufficient for investors to gain information about the underlying drivers of the Company’s revenue growth.

The Company respectfully further advises the Staff that with the expansion of the Company’s SaaS system that enabled the Company to gradually gain visibilities to the actual transactions, the Company has been able to use new operating metrics of “revenue per flight” and “revenue per hotel room night” as its key operating metrics for measuring its operational performance starting from late 2013. The Company also plans to disclose such operating metrics, together with TEFT and TEHR, in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014 and will cease to disclose operating metrics of “number of search queries” and “revenue per thousand queries.”

4.                                      Please refer to your discussion of “Number of web search queries” as a key metric impacting P4P services revenue in the middle of page 75 and respond to the following comments:

•                  You state that the number of web search queries is directly affected by the number of users who visit your website and the average number of search queries per user. While you quantify the number of users who visit your website for each of the three years presented, we do not see a discussion of the average number of search queries per user or how that metric has changed over time either here or as part of your analysis of revenue on page 85. Please tell us how you determined that discussion of the average number of search queries per user was not needed, or confirm that you will revise future filings for this matter.

Response: The Company respectfully advises the Staff that as its operation evolves and becomes more dependent on the SaaS system as described above, it will disclose in future filings new operating metrics of “revenue per flight” and “revenue per hotel room night”, together with TEFT and TEHR, as the key operating metrics for measuring its operational performance. As such, discussion on “average number of search queries per user” becomes irrelevant for its future filings.

•                  We note that your discussion of operating metrics impacting P4P services revenue on page 75 solely considers web search queries and does not also consider mobile search queries. Given the increased significance of mobile search queries to your revenue in 2014, please confirm that in future filings you will disclose metrics related to mobile search queries and metrics related to web search queries with equal prominence, or explain to us in detail why such equal prominence is not warranted.

Response: The Company respectfully advises the Staff that given the increased significance of mobile searches and transactions, it plans to present both the web and the mobile aspects of its operation with equal prominence in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014.

5.                                      We note your tabular presentation of web search queries and revenue generated from P4P services for air tickets and hotels at the bottom of page 75. In the paragraph following this table you state, “Our P4P revenue from flight tickets and related searches increased from RMB307.7 million in 2012 to RMB550.8 million in 2013.” Please explain to us in reasonable detail, and revise future filings to clarify to your investors, why the amounts disclosed in this sentence differ from the amounts seen in the table for “revenue from web search — air tickets.” In this regard, your table appears to indicate that the P4P revenue resulting from web search queries for air tickets was RMB300.0 million in 2012 and RMB479.5 million in 2013. Also apply this comment to your tabular presentation of “revenue from web search — hotels” and the discussion in the subsequent paragraph of “P4P revenue from hotel searches.”

Response: The Company respectfully advises the Staff that as the disclosure stated, the revenues disclosed in the tabular presentation on page 75 were those generated from web searches only, while the revenues disclosed in the following paragraph were total revenues generated from searches on our platform, including both web and mobile searches. The differences reflected the revenues generated from mobile searches, which was insignificant in 2011 and 2012 but has grown quickly since the late of 2013. Therefore, the Company plans to present the revenues breakdowns between mobile and web in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014.

Results of Operations, page 84

6.                                      We note your analysis of results of operations. While you have identified certain intermediate effects of the trends, events, demands, commitments and uncertainties that drove changes in your results, you have not consistently provided management’s insight into the reasons underlying these intermediate effects. As examples only and not an exhaustive list, we note that the factors identified as contributing to the change in your P4P revenue include an upward adjustment in your price for P4P services through your website and a decrease in the average revenue you earned per air ticket and per hotel room night. Without further information about the extent of these changes and the underlying material causes of these changes, we do not believe your investors have enough information about the trends, events, demands, commitments and uncertainties that drove these changes to assess the likelihood that your price for P4P services will continue to rise or the average revenue you earn per air ticket or hotel room night will continue to decline. Please refer to Section III.B.4. of SEC Release 33-8350, and revise future filings to better explain the underlying material causes of changes in your results.

Response: The Company respectfully advises the Staff that it will make more detailed disclosure to better explain underlying material causes of changes in its results of operations in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014.

Particular to the example raised in this comment, as stated in the response to previous comments, with the rapid expansion of the Company’s SaaS system, the Company now has much better visibility in terms of the number of final transactions completed and as a result, the Company’s pricing for its P4P services is now primarily based on transactions, not clicks. In the future, the Company will disclose and analyze transaction-related operating metrics including revenue per flight and revenue per hotel room night, which the Company believes will more accurately reflect the quarter to quarter and year to year trends in its operation and will include the trend analysis on that basis.

7.                                      We note your analysis of P4P services revenue on page 85. It appears that mobile search queries generate less revenue than web search queries since the average revenue per thousand mobile search queries in 2013 was RMB162.5 while the average revenue per thousand web search queries in 2013 was RMB266.7. If this trend continues, please revise future filings to explain to your investors why these differences occur and to describe the impact, if any, of changes in the mix of platforms through which users make their search queries on your consolidated P4P revenue. To the extent that profitability for mobile search queries is similarly less than profitability for web search queries, please also apply this comment to your analysis of consolidated expenses and profitability.

Response: The Company respectfully advises the Staff that it will disclose operating metrics of “revenue per flight” and “revenue per hotel room night”, together with TEFT and TEHR, as the key operating metrics for measuring its operational performance in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014.

Particular to the question raised in this comment, the Company believes that because (i) the user behavior and user pattern are different on mobile and PC and (ii) the Company’s pricing for its P4P services is now primarily based on transactions rather than clicks, the comparison of revenue per thousand mobile search queries to revenue per thousand PC search queries may not be an accurate reflection of its operations. The Company will constantly monitor the performance of its web platform and mobile platform and will analyze and disclose material underlying reasons or trends that would result in different operational performance, if any, between the mobile platform and web platform.

8.                                      We note from your disclosures here and on page 75 that you generate more than twice the amount of P4P revenue per thousand web search queries for hotels than for air tickets. If this trend continues, please revise future filings to explain to your investors why these differences occur and to describe the impact, if any, of changes in the mix of hotel web search queries and air ticket web search queries on your consolidated P4P revenue.

Response: As mentioned before, the Company respectfully advises the Staff that it will disclose new operating metrics of “revenue per flight” and “revenue per hotel room night”, together with TEFT and TEHR, as the key operating metrics for measuring its operational performance, rather than “number of search queries” and “revenue per thousand queries”, in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014.

Particular to the question raised in this comment, the Company respectfully advises the Staff that users tend to make multiple flight ticket searches to find the best deal and proceed with clicks or purchases, primarily due to the different combination of flight routes, airline carriers and travel dates. On the other hand, hotel searches for a designated destination are relatively more straightforward to direct search queries to clicks or purchases and hence result in a higher P4P revenue per thousand web search queries.

9.                                      Please refer to your analysis of changes in cost of revenues on page 85 and respond to the following comments:

•                  Although you present each category of expenses classified within cost of revenues as a percentage of revenue on page 77, your analysis on page 85 solely address the change in these expenses in absolute amounts. Please revise future filings to also briefly explain why these expenses changed in terms of the percentage of revenue, or explain to us in detail why such disclosure would not be useful to investors in understanding the changes in your gross profit margin.

Response: The Company respectfully advises the Staff that certain cost of revenues, such as data acquisition costs, bandwidth and server hosting and depreciation are relatively fixed but not directly related to revenue. On the other hand, the operating expenses that the Company incurred, particularly the sales and marketing expenses and product development expenses, have been driving its revenue growth as the Company continues to improve our products and user experience and launch targeted marketing campaigns. As such, analysis of changes of the breakdown of cost of sales in terms of percentage of revenue is less meaningful to investors.

•                  Please tell us why your analysis of the increase in sales tax and related surcharges does not identify the increase in your sales tax rate as a material cause of the increase in this expense. In this regard, we note from your disclosure on page 77 that your sales tax rate increased in September 2012 from 5% to 6%, and we assume this increase in the tax rate would significantly contribute to the increase in the absolute amount of your sales tax expense.

Response: The Company respectfully advises the Staff that as disclosed on page 77, sales tax related surcharges applicable to the Company used to be business tax, or BT, prior to September 2012, and was changed to value-added tax, or VAT, afterwards. The calculation methods and adjustment of BT and VAT are not exactly the same and as a result, the Company does not believe that the change of sales tax rate significantly contributed to such increase in the sales tax amount in 2013 if compared with the existing two factors as disclosed on page 85.

10.                               Please refer to your analysis of net loss on page 86. Please revise your MD&A disclosures as appropriate so that investors understand the material causes underlying management’s decision to incur more expenses than the amount of revenue generated. In this regard, while you address the reasons for the changes in each line item on the face of your statements of operations, you do not appear to provide a concise overview of the major decisions, events and trends that have impeded your profitability thus far, nor do you provide a concise overview of management’s future plans, if any, to achieve profitability. Please refer to Section III.A. of SEC Release 33-8350 and consider providing an introductory section or overview that would explain the most important matters on which your management focuses when evaluating your financial condition and operating results and making related decisions.

Response: The Company respectfully advises the Staff that it plans to include such disclosures and add a requested introductory section in the MD&A section in its annual report to be filed on Form 20-F for the fiscal year ended December 31, 2014, which will summarize the most important factors and management focuses that have impeded our profitability, including those currently disclosed under the risk factor entitled “[W]e have operated at a loss and we may not be profitable in the near future” on page 5.

Item 5.B. Liquidity and Capital Resources, page 87

11.                               We note that approximately 46% of your total assets at December 31, 2013 were comprised of cash and cash equivalents and another 23% were comprised of time deposits with original maturities exceeding three months. Please tell us what portion of your cash, cash equivalents, and short-term investments were denominated in US dollars as of December 31, 2013 and as of the most recent balance sheet date available. If the amount denominated in US dollars represents a significant portion of your total assets, please tell us why you have not addressed the actual and future anticipated impact of changes in foreign exchange rates on your liquidity, and also tell us why you state under Item 11 that you do not believe you have any significant direct foreign exchange risk.

Response: The Company respectfully advises the Staff that as of December 31, 2013, 50% of its cash and cash equivalents, 19% of its restricted cash and 37% of its short term investment were denominated in US dollar, representing 23%, 1% and 9% of the Company’s total assets, respectively. As of September 30, 2014, 34% of the Company’s cash, 11% of its restricted cash and 0% of its short term investment were denominated in US dollar, representing 15%, 1% and 0% of the Company’s total assets, respectively. Most of the Company’s cash and short term investment denominated in US dollars were the offering proceeds that it received upon the completion of its IPO in November 2013, which the Company planned to convert into RMB and then remit into the PRC to support its business growth gradually within a relatively short period of time. In addition, the PRC government strictly controls the change of foreign exchange rate and as a result, the exchange rate between US dollars and RMB have been fluctuating within a relatively small range from 6.0402 to 6.2534 during the period from January 1, 2013 to April 25, 2014. As such, the Company did not believe that it was exposed to significant foreign exchange risk at the time of filing its annual report on Form 20-F for the fiscal year ended December 31, 2013. The Company has been constantly monitoring the composition of its cash and cash equivalents and evaluating the actual and future anticipated changes in foreign exchange rates and will continue to make appropriate disclosures about the foreign exchange risk, such as the inclusion of sensitivity analysis of financial impact on the Company’s balance sheet due to the change of exchange rates, as well as any hedging measures should it happen in the future annual reports to be filed on Form 20-F.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5760-3530 or email address sam.sun@qunar.com, Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com or Mr. Liang Tao of Davis Polk & Wardwell LLP at telephone number (852) 2533-3361 or email address liang.tao@davispolk.com.

Sincerely,

By:	/s/ Sam Hanhui Sun
Name:	Sam Hanhui Sun
Title:	Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP